LIBERATOR MEDICAL HOLDINGS, INC.
2979 SE Gran Park Way
Stuart, FL 34997
May 14, 2009
Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberator Medical Holdings, Inc. Item 4.02, Form 8-K Filed April 24, 2009 File No. 000-05663
Dear Ms. Akins:
     This letter responds to the Staff’s comment letter dated April 28, 2009, to Liberator Medical Holdings, Inc. (the “Company”), with respect to the captioned Form 8-K.
     This is to acknowledge and confirm that:
•	The Company is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, LIBERATOR MEDICAL HOLDINGS, INC.
/s/ Mark A. Libratore
By: Mark A. Libratore, President